SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

 CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is an English translation of the letter dated June 6, 2018, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated June 6, 2018, the Company reports that it has acquired common shares and GDS, each representing ten common shares, as described in the following chart:

Trade Date	Settlement Date	Type	Price		Quantity	Total Amount
06/05/2018	06/07/2018	CRES	ARS	42.999270	82,000.00	ARS	3,525,940.10
06/05/2018	06/07/2018	CRESY	USD	17.287994	34,400.00	USD	594,707.00

To this date, the company has repurchase the equivalent to a total of  11,571,456 Cresud common shares, representing approximately 54.8% of the approved program.

 Also, it was informed that the report sent yesterday contained an error in the amount of shares repurchased.

 Information reported yesterday on the repurchase of ordinary shares:

Trade Date	Settlement Date	Type	Price		Quantity	Total Amount
06/04/2018	06/06/2018	CRES	ARS	42.612500	80,000.00	ARS	3,409,000.00

Amended information:

Trade Date	Settlement Date	Type	Price		Quantity	Total Amount
06/04/2018	06/06/2018	CRES	ARS	42.612821	78,000.00	ARS	3,323,800.00

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
  June 6, 2018